Exhibit 99.1

 No.1/10

IAMGOLD CEO TO STEP DOWN EFFECTIVE JANUARY 15, 2010

Toronto, Ontario, January 4, 2010 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today announced that Joseph Conway, President & Chief Executive Officer, will be leaving the Company effective January 15.

Mr. Conway stated "The Board of Directors and I have agreed it would be an appropriate time for me to step down as an executive of the Company. I am proud to have lead IAMGOLD through the transformation of a joint venture player to an established operating company with a number of exciting development projects with a solid financial position and management team.”

William Pugliese, Chairman, stated “Joe has made an outstanding contribution to the success of the Company.  During his tenure as CEO the Company has grown significantly to become one of Canada’s leading intermediate gold producers with operations in North and South America and Africa and provided solid returns for shareholders.  On behalf of the Board, we wish Joe every success in the future.”

The Board of Directors has appointed a Committee to conduct a search for Mr. Conway’s successor. Pending the completion of the search, Director Peter C. Jones, will step in as Acting CEO of IAMGOLD.  Mr. Jones is currently the Chair of the Human Resources and Compensation Committee and a member of the Audit Committee. Most recently Mr. Jones was the President and Chief Operating Officer of Inco Limited from 2001 through 2006 where he was responsible for its worldwide operations, projects, exploration and research and development. Prior to that, he has held a number of senior executive positions in the mining sector including President and CEO of Hudson Bay Mining and Smelting.  Mr. Jones is a well known and highly regarded mining executive.

Mr. Pugliese stated “We are fortunate to have an executive with Peter’s experience, knowledge and expertise on the board to step in on an interim basis to manage the Company.  I am confident that the Company is in good hands pending completion of a successful CEO search.”

For further information please contact:

IAMGOLD Corporation:

Peter Jones Interim President & CEO Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999	Tamara Brown Director, Investor Relations Tel: (416) 360-4743 Toll-free: 1 888 IMG-9999

Please note:

This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov/edgar.shtml, or www.iamgold.com.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/francais/default.asp.